Contact

www.linkedin.com/in/christianschrei
(LinkedIn)

Top Skills

Strategic Planning
Futuristic
Command

Languages

English

Hans Schrei

Building Safe Spaces through food and beverage products
Austin, Texas Metropolitan Area

Summary

I am a Food and Beverage entrepreneur with a CPG marketing background and a strong grasp of branding and social media advertising, which was the main building block of Wunderkeks' rise from home-kitchen to full-blown company.

In the past year, our company grew from an Ausrtin, TX farmer's market stand to a multi-million-dollar company with National reach as we pivoted to a DTC model when Covid-19 hit.

Experience

Wunderkeks - Best Cookies Ever!

3 years 10 months

Chief Executive Officer
March 2020 - Present (2 years 8 months)
Austin, Texas Metropolitan Area

Founder
January 2019 - Present (3 years 10 months)
Austin, Texas, United States

Wunderkeks

7 years 9 months

The Wunderkeks Test Kitchen
July 2012 - January 2019 (6 years 7 months)

Owner
May 2011 - January 2019 (7 years 9 months)
Wunderkeks is a specialty bakery focused on researching and bringing back traditional recipes and methods, ingredients and flavors. We believe in all-natural ingredients and in doing every single thing from scratch, which translates into an amazing product.

Since October 2013, we sell a full line of products at Walmart stores in Guatemala; currently looking to expand to other distribution channels.

Universidad Francisco Marroquin
Assitant Professor
June 2011 - December 2011 (7 months)
Guatemala

Development of the course’s program, materials, and methodology along the Professor.
Qualitative and quantitative evaluation of student’s performance.
Issuing of lectures and Socratic sessions in the Professor’s absence

El Economista
Guest Columnist
June 2011 - November 2011 (6 months)

Guest blogger at El Economista's web magazine with a bi-weekly column on Real Estate trends. http://blogs.eleconomista.net/author/hcschei/

Procter & Gamble
Assistant brand manager
December 2008 - February 2011 (2 years 3 months)

Led the execution of Oral-B regional strategy in Central America, Panamá, Ecuador, Bolivia and Dominican Republic, working with a remote multifunctional team located in various parts of Latin America, achieving 25%+ volume growth over calendar year 2010.

Developed yearly plans by trade channel, requested funding and successfully executed them.
Executed regional initiatives, adapting media messages, in-store displays and promotions to local markets and individual costumers (i.e. Walmart, Price Smart).

Worked along with creative agency to develop local media and in-store materials aimed at generating brand awareness within consumers in previously underserved markets.

Managed the brand's professional services team, aimed at driving professional recommendation of Oral-B products and targeting type-A dental professionals and key opinion leaders through events, in-practice visits, and sampling.

Universidad Francisco Marroquín School of Business
Freelance graphic designer
May 2008 - November 2010 (2 years 7 months)

Worked as a freelance designer for the Dean´s communications to students and Alumni.
Developed web and print materials for student and alumni events, placement office offerings, guest professor's seminars and workshops.

Wunderkind Stores
Owner, chief designer
January 2007 - April 2010 (3 years 4 months)

Started my own business with the opening of a small t-shirts, accessories and promotional items store in Guatemala City's main shopping mall, selling both other brand's items and Wunderkind's own line of products, expanding to a second store a year later.

Created brand image and message, designed product and packaging, focusing on keeping up with global trends. This was accomplished through the vast use of Internet resources, especially by keeping track of blogs and social media.

Established formal business relationships with vendors both locally and abroad.

Education

Universidad Francisco Marroquín School of Business
BA, Business Administration · (2006 - 2010)

Universidad Francisco Marroquín School of Architecture
· (2004 - 2005)

Centro Escolar El Roble
International Baccalaureate Diploma, 2005 · (1993 - 2003)